Exhibit 99.2

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

_______________________________________

(614) 766-1426 (614) 766-1459 FAX

September 9, 2020

The Boards of Directors

Generations Bancorp NY, Inc.

Generations Bank

20 East Bayard Street

Seneca Falls, New York 13148

Re: Subscription Rights – Generations Bancorp NY, Inc.

To the Boards:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the “to be issued” common stock of Generations Bancorp NY, Inc. (the “Corporation”), in regard to the stock offering of the Corporation.

Because the subscription rights to purchase shares of common stock in the Corporation, which are to be issued to the depositors and certain borrowers of Generations Bank and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in a direct community offering, we are of the opinion that:

(1)	The subscription rights will have no ascertainable fair market value, and;

(2)	The price at which the subscription rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the subscription rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.

Michael R. Keller

President

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